Exhibit 99.90

LETTER OF CONSENT

I, Kimberley Proctor, P. Geo., refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of the technical report dated October 8, 2009 entitled “Technical Report Lalor Deposit, Snow Lake, Manitoba, Canada October 8, 2009 (the “Technical Report”), of which I am an author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated October 8, 2009 (the “Press Release”) and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Kimberley Proctor
Per: Kimberley Proctor, P. Geo.

Dated: October 19, 2010